SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)

AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

ICECURE MEDICAL LTD.
(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE
(Title of Class of Securities)

M53071136
(CUSIP Number)

December 8, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. M53071136

1	Name of Reporting Persons Epoch Partner Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use only
4	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 19,807,283 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 19,807,283 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,807,283 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 55.36% (2)
12	Type of Reporting Person : CO

(1)	Includes 19,807,283 Ordinary Shares.

(2)	Based on 35,779,897 Ordinary Shares outstanding as reported in the Form F-1 filed with the Securities and Exchange Commission on December 8, 2021, and Form 6-K filed on December 13, 2021.

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Item 1.

(a)	Name of Issuer: ICECURE MEDICAL LTD. (the "Issuer").

(b)	Address of Issuer’s Principal Executive Offices: 7 Ha’Eshel Street, P.O. Box 3163, Caesarea, Israel 3079504

Item 2.

(a)	Name of Person Filing:

This Statement is filed by:

(1) Epoch Partner Investments Limited

The foregoing is referred to as the "Reporting Person" in this Statement.

(b)	Address of Principal Business Offices or, if none, Residence:

Epoch Partner Investment Limited

SUITE 7013, 70/F TWO INTERNATIONAL

FINANCE CENTRE, CENTRAL, HONG KONG

(c)	Place of Organization:

BRITISH VIRGIN ISLANDS

(d)	Title of Class of Securities:

Ordinary Shares, par value (the “Ordinary Shares”).

(e)	CUSIP Number:

M53071136

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

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Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2022

/s/
LI HAIXIANG
DIRECTOR

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